Exhibit 99.77

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (this “Termination Agreement”) dated February 23, 2009.

BETWEEN:

HUDBAY MINERALS INC., a corporation existing under the laws of Canada,

(“HudBay”)

- and -

LUNDIN MINING CORPORATION, a corporation existing under the laws of Canada,

(“Lundin”)

RECITALS:

A.	HudBay and Lundin are parties to an arrangement agreement dated November 21, 2008 (the “Arrangement Agreement”).

B.	On January 23, 2009 the Ontario Securities Commission ordered that HudBay shareholder approval of the Arrangement is required as a condition to the listing on the Toronto Stock Exchange of the HudBay shares to be issued to Lundin pursuant to the Arrangement, and prohibited HudBay from issuing any securities in connection with the Arrangement without HudBay having first obtained the approval of a simple majority of the votes cast by HudBay shareholders entitled to vote at a duly convened special meeting of its shareholders.

C.	HudBay and Lundin have determined that it is unlikely that HudBay’s shareholders will approve the Arrangement.

D.	In order to avoid the time and expense of HudBay holding a special meeting of its shareholders, HudBay and Lundin have agreed to terminate the Arrangement Agreement on the terms and conditions set out below.

THEREFORE the parties agree as follows:

1.	Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Arrangement Agreement.

2.	The Arrangement Agreement is terminated in its entirety with no further force or effect as of the date of this Termination Agreement.

3.

Lundin agrees that, for so long as HudBay beneficially owns or controls 10% or more of the outstanding Lundin Shares, HudBay shall be entitled to designate one nominee for inclusion on Lundin’s management slate of nominees for election to Lundin’s board of directors; provided that the designation of such HudBay nominee: (a) is approved by Lundin’s Corporate Governance and Nominating Committee; and (b) does not result in the inclusion of more than two nominees on such management slate of nominees each of whom are also a director of HudBay or an affiliate of HudBay.

4.	The first paragraph of Section 6.4(a) of the subscription agreement dated November 21, 2008 between HudBay and Lundin (the “Subscription Agreement”) is deleted and replaced with the following:

(a)	From the Closing Date until the earlier of: (x) the Effective Time; (y) such date that HudBay directly or indirectly holds less than 10% of the issued and outstanding Common Shares; and (z) such time as a shareholder of the Company, other than the Founding Shareholder or HudBay (or its affiliates), either directly or indirectly, either alone or in concert with any one or more shareholders of the Company acquires or exercises control over 20% or more of the issued and outstanding shares in the capital of the Company, HudBay covenants, undertakes and agrees that it will:

5.	For as long as HudBay owns or controls not less than 10% of the outstanding Lundin Shares (on a fully-diluted basis), HudBay shall have the right (the “Purchase Right”), in connection with, and as part of, any public offering or private placement of Lundin Shares or securities convertible into or exchangeable or exercisable for Lundin Shares (collectively, “Additional Lundin Securities” and such offering or placement, a “Lundin Offering”), to purchase that number of Additional Lundin Securities at the same price per Additional Lundin Security (or the equivalent value in the event of a sale for non-cash consideration), and on the same (or substantially similar) terms, as contemplated in the Lundin Offering to maintain its percentage ownership interest of outstanding Lundin Shares (on a fully-diluted basis) immediately prior to giving effect to such Lundin Offering; provided that the Purchase Right shall not apply to:

(a)	any issuance of Additional Lundin Securities pursuant to a duly approved subdivision, reorganization, rights offering or stock dividend;

(b)	any issuance of Additional Lundin Securities in connection with a bona fide direct or indirect acquisition of assets or shares by Lundin or any of its subsidiaries; and

(c)	any issuance of Additional Lundin Securities on the exercise of any options outstanding at the date of this Termination Agreement or granted at any time under any security-based compensation plan of Lundin.

6.

For a period of six months following the date of this Termination Agreement, if Lundin decides to sell any of its material assets (being, for the purpose of this Section 6, Tenke, Neves-Corvo, Zinkgruvan or Aguablanca), it shall first notify HudBay and shall provide HudBay with an exclusive 21 calendar day period in which HudBay may submit a written offer capable of acceptance (each, a “HudBay Offer”). For a period of three months after receiving a HudBay Offer, Lundin shall have the right to sell the asset to: (a) HudBay pursuant to the HudBay Offer; or (b) a third party, provided that the price paid by the third party is greater than the price specified in the HudBay Offer. Nothing in this clause will supersede or override any contractual arrangements that Lundin has in respect of its assets (e.g. right of refusal held by Freeport in relation to Tenke). If Lundin does not receive a HudBay Offer within the foregoing 21 calendar day period, Lundin shall be free to sell the applicable material asset to any third party without limitation.

7.	Lundin represents and warrants that it has not breached Section 7.2 of the Arrangement Agreement as of the date of this Termination Agreement.

8.	HudBay represents and warrants to Lundin that:

(a)	it has not breached Section 7.4 of the Arrangement Agreement as of the date of this Termination Agreement; and

(b)	it is not in negotiation for, nor has it any agreement, understanding or commitment respecting, nor has it received any proposal with respect to, a transaction that would result in the sale of its Lundin Shares.

9.	HudBay hereby irrevocably remises, releases and forever discharges Lundin, its affiliates and their respective directors, officers, employees, agents and successors (the “Lundin Releasees”) from any and all actions, causes of action, suits, debts, accounts, liabilities, obligations, covenants, damages, demands and all other claims whatsoever, whether contingent or otherwise, which HudBay ever had, now has or hereafter can, shall or may have, now or at any time in the future, against the Lundin Releasees in any way connected with, or arising out of, the Arrangement Agreement, including, without limitation, the payment of a Termination Fee or expenses pursuant to Section 7.5 of the Arrangement Agreement.

10.	Lundin hereby irrevocably remises, releases and forever discharges HudBay, its affiliates and their respective directors, officers, employees, agents and successors (the “HudBay Releasees”) from any and all actions, causes of action, suits, debts, accounts, liabilities, obligations, covenants, damages, demands and all other claims whatsoever, whether contingent or otherwise, which Lundin ever had, now has or hereafter can, shall or may have, now or at any time in the future, against the HudBay Releasees in any way connected with, or arising out of, the Arrangement Agreement, including, without limitation, the payment of a Termination Fee or expenses pursuant to Section 7.5 of the Arrangement Agreement.

11.	The confidentiality agreement dated November 6, 2008 between HudBay and Lundin (the “Confidentiality Agreement”) shall continue in full force and effect following the termination of the Arrangement Agreement, except that the standstill provisions in Section 8 of the Confidentiality Agreement shall terminate twelve months from the date of this Termination Agreement.

12.	This Termination Agreement, the Subscription Agreement and the Confidentiality Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect to such subject matter.

13.	Each of the parties hereto shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Termination Agreement, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Termination Agreement and carry out its provisions.

14.	This Termination Agreement shall enure to the benefit of and be binding upon HudBay and Lundin and their respective successors and permitted assigns.

15.	This Termination Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. Any action, suit or proceeding arising out of or relating to this Termination Agreement shall be brought in the courts of the Province of Ontario and each of the parties hereby irrevocably submits to the jurisdiction of such courts.

16.	This Termination Agreement may be executed in any number of counterparts and may be delivered by facsimile or email, and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS OF WHICH the parties have executed this Termination Agreement effective as of the date first written above.

HUDBAY MINERALS INC.

By:	“Allen J. Palmiere”
	Name:	Allen J. Palmiere
	Title:	Chief Executive Officer

By:	“R. Peter Gillin”
	Name:	R. Peter Gillin
	Title:	Director

LUNDIN MINING CORPORATION

By:	“Philip J. Wright”
	Name:	Philip J. Wright
	Title:	President and Chief Executive Officer

By:	“William A. Rand”
	Name:	William A. Rand
	Title:	Director